Exhibit 17.1
October 21, 2005

To:	Board of Directors — Zix Corporation Rick Spurr Ron Woessner Brad Almond

From:	John A. Ryan

Subject:	Resignation from the Board of Directors
Please be advised, that effective October 21st, 2005, I will be resigning as Chairman of Zix Corporation. I would like to thank the Board and the Management team for the outstanding support I have received in the past. I also look forward to continuing to assist the company in both and Advisor and Consultative role as we look to the future.
Sincerely,
/s/ John A. Ryan
John A. Ryan